Exhibit 99.1

ZK International’s Blockchain Innovation Hub, xSigma, Launches MaximNFT.com, an Exclusive NFT Marketplace in Partnership with Maxim

WENZHOU, China, August 26, 2021 /PRNewswire/ -- ZK International Group Co., Ltd. (Nasdaq: ZKIN) (“ZKIN”, “ZK International” or the “Company”) has formed a wholly owned subsidiary, xSigma Collectibles Limited (“xSigma”), and entered into a partnership agreement with Maxim (http://www.maxim.com) to launch MaximNFT.com, the exclusive NFT (Non-Fungible Token) Marketplace of the iconic men’s lifestyle brand. Under the terms of the agreement, xSigma's world-class developers and NFT designers will operate the NFT platform, which will be endorsed and promoted by Maxim.com across its digital, social and publishing assets. Additionally, MaximNFT will be the exclusive seller of Maxim.com's own NFTs.

MaximNFT seeks to provide the best customer experience and innovative NFT solutions. It will allow customers to create and sell NFTs on various blockchains, including, but not limited to, Ethereum, Binance Smart Chain, and Polkadot. Some of the collectibles will come with unique real-world experiences for buyers. Furthermore, the MaximNFT Marketplace will offer an innovative "NFT tokenization" feature that will allow customers to trade fractions of any NFTs in the market. MaximNFT will be available at www.maximnft.com.

Maxim is a lifestyle brand that has earned its position over its 25-year history. Maxim.com and its social platforms engage with more than 10 million men monthly. xSigma believes the Maxim.com team will add significant value to the new NFT Marketplace, opening the door to models, athletes, artists, musicians and others driving the culture who are looking to connect with the Maxim audience thru collectible NFTs.

MaximNFT plans to focus on sports and celebrities' collectibles, as well as gaming content. The Company is betting on the rise of gaming and the utilization of NFT technology for in-game purchases and collectibles. Additionally, MaximNFT will combine its NFTs with new AR and VR technologies.

The NFT market is moving towards mass adoption. According to the Dapp Industry Report by Dappradar, NFTs have been responsible for more than $1.5 billion in transaction volume in the first quarter of 2021. The number of NFT sales in the art sector in June 2021 increased by 392% compared to April 2021, according to Statista. Already in August monthly NFT sales volumes have hit records and have surpassed $1 billion for the first time, according to Statista. According to NonFungible.com, the monthly sales volume reached $896 million in August 2021, which is a significant 80x growth comparing to January 2021 figures.

MaximNFT.com will go live this fall with a series of NFTs from celebrities, athletes, and brands, which will be announced shortly.

About Maxim

Maxim (www.maxim.com) is the leading voice in men’s luxury lifestyle. Maxim is a brand that is both aspirational and inspirational. Maxim celebrates the most beautiful women in the world, thrill-seeking adventures in exotic destinations, world-class entertainment, exotic cars, covering industry titans and top athletes.

About xSigma Corporation

xSigma Corporation (www.xsigma.com) is a blockchain R&D lab and a wholly owned subsidiary of ZK International. xSigma's team includes world-class developers formerly of Google, Facebook, Ripple Labs, and 1inch. ZK International launched xSigma as a research and development lab in 2018 to solve real-world infrastructure challenges. Its mandate was to explore new opportunities in smart contracts, supply chain management, and other blockchain-based solutions. xSigma has since pivoted to decentralized finance, focusing on decentralized exchanges, stablecoins, and lending protocols. The research lab is now actively working on its ecosystem of products including its NFT platform through its subsidiary xSigma Collectibles Limited. The ultimate objective is to build a range of leading decentralized financial tools and innovative products and platforms . The xSigma team is on the leading edge of blockchain research and development and the NFT platform is one of many projects xSigma plans to launch over the next 12 months.

About ZK International Group Co., Ltd.

ZK International Group Co., Ltd. is a China-based engineering company building and investing in innovative technologies for the modern world. With a focus on designing and implementing next-generation solutions through industrial, environmental and software engineering, ZKIN owns 28 patents, 21 trademarks, 2 Technical Achievement Awards, and 10 National and Industry Standard Awards.

ZKIN’s core business is to engineer and manufacture patented high-performance stainless steel and carbon steel pipe products that effectively deliver high quality, highly-sustainable and environmentally sound drinkable water to the Chinese, Asia and European markets.  ZK International is Quality Management System Certified (ISO9001), Environmental Management System Certified (ISO1401), and a National Industrial Stainless Steel Production Licensee. It has supplied stainless steel pipelines for over 2,000 projects, which include the Beijing National Airport, the "Water Cube" and "Bird's Nest", which were venues for the 2008 Beijing Olympics.  ZK International is preparing to capitalize on the $850 Billion commitment made by the Chinese Government to improve the quality of water, which has been stated to be 70% unfit for human contact.

In 2018, ZKIN established its wholly-owned xSigma Corporation to develop innovative software solutions that support its core operations while exploring new opportunities in smart contracts, distributed ledgers, supply chain management and blockchain architecture. The xSigma Labs team is made up of world-class developers and engineers formerly of Facebook, Google, Amazon, Ripple and 1inch, most recently launching its first DeFi project in the Fall of 2020.

In March of 2021, ZKIN announced the formation of its new wholly-owned subsidiary, xSigma Entertainment Limited. It was established as part of ZK’s integrated network of companies focused on developing and investing in innovative software technology platforms. xSigma Entertainment’s mandate is to acquire assets in the high-growth US gaming market. Sigma Entertainment aims to increase shareholder value by targeting and investing in early stage online gambling businesses that are poised for exponential growth and exits.

For more information please visit www.ZKInternationalGroup.com. Additionally, please follow the Company on Twitter, Facebook, YouTube, and Weibo. For further information on the Company's SEC filings please visit www.sec.gov.

Safe Harbor Statement

This news release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. Without limiting the generality of the foregoing, words such as "may," "will," "expect," "believe," "anticipate," "intend," "could," "estimate" or "continue" or the negative or other variations thereof or comparable terminology are intended to identify forward-looking statements. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict and many of which are beyond the control of ZK International.  Actual results may differ from those projected in the forward-looking statements due to risks and uncertainties, as well as other risk factors that are included in the Company’s filings with the U.S. Securities and Exchange Commission. Although ZK International believes that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate and, therefore, there can be no assurance that the results contemplated in forward-looking statements will be realized.  In light of the significant uncertainties inherent in the forward-looking information included herein, the inclusion of such information should not be regarded as a representation by ZK International or any other person that their objectives or plans will be achieved. ZK International does not undertake any obligation to revise the forward-looking statements contained herein to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.